UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 333-271067

SIMPPLE LTD.
(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On September 12, 2023, SIMPPLE LTD. (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 1.1 hereto and incorporated herein by reference, with Maxim Group LLC, as underwriter named thereof, in connection with its initial public offering (“IPO”) of 1,602,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) at a price of $5.25 per share. The Company’s Registration Statement on Form F-1 (File No. 333-271067) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 3, 2023 (as amended, the “Registration Statement”) was declared effective by the Commission on September 12, 2023. The Company issued Representative’s Warrants to purchase up to 80,100 ordinary shares at $6.30 per share, dated September 15, 2023, to Maxim Group LLP, substantially in the form attached as Exhibit 4.1 hereto and incorporated herein by reference.

Other Events.

In connection with the IPO, the Company adopted a code of business conduct and ethics, audit committee charter, compensation committee charter and nomination committee charter, attached as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Registration Statement, respectively, as well as an insider trading policy and a whistleblower policy, copies of which are attached as Exhibit 99.5 and 99.6 hereto, respectively, and incorporated herein by reference.

On September 12, 2023, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.7 to this Current Report on Form 6-K.

On September 15, 2023, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.8 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Form of Underwriting Agreement
4.1	Form of Representative’s Warrants
99.1*	Form of Code of Ethics
99.2*	Form of Charter of the Audit Committee
99.3*	Form of Charter of the Compensation Committee
99.4*	Form of Charter of the Nominating and Corporate Governance Committee
99.5	Insider Trading Policy
99.6	Whistleblower Policy
99.7	Press Release, dated September 12, 2023
99.8	Press Release, dated September 15, 2023

*	Filed Previously.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: September 15, 2023	By:	/s/ CHONG Jiexiang Aloysius
	Name:	CHONG Jiexiang Aloysius
	Title:	Chief Executive Officer and Director

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